As Filed with the Securities and Exchange Commission on August 6, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.   )

TAIWAN GREATER CHINA FUND

(Name of Subject Company and Filing Person)

Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

874037104

(CUSIP Number of Class of Securities)

Steven R. Champion
Chief Executive Officer and President
Taiwan Greater China Fund
Bank Tower, Room 1001
205 Dun Hua North Road
Taipei 105, Taiwan, R.O.C.
(011) 886-2-2715-2988

with a copy to:

Marc E. Perlmutter, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Bidder)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$47,086,522.56	$5,965.86

*

Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of up to 10,899,658 shares of beneficial interest, par value $0.01 per share (the “Shares”), of the Taiwan Greater China Fund, a Massachusetts business trust, based on a price per share of $4.32 (99% of the net asset value per Share of $4.36) on August 3, 2004.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by the Taiwan Greater China Fund (the “Trust”) to purchase up to 10,899,658 shares, or such lesser number as are properly tendered and not properly withdrawn, of its outstanding shares of beneficial interest, par value $0.01 per share (the “Shares”), at a purchase price equal to 99% of the net asset value per Share on the date on which this offer expires (September 3, 2004, unless extended), net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, upon the terms and subject to the conditions set forth in the Purchase Offer Statement, dated August 6, 2004 (the “Purchase Offer Statement”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Purchase Offer Statement, as amended or supplemented from time to time, constitute the “Purchase Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934.

The information in the Purchase Offer Statement and the related Letter of Transmittal, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to each of Items 1 through 11 of this Schedule TO, except those items as to which information is specifically provided below.

Item 3.	Identity and Background of Filing Person.
(a)	This Schedule TO is filed by the Trust, which is also the subject company.
Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Purchase Offer Statement, dated August 6, 2004.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Letter to Shareholders, dated August 6, 2004.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release, dated June 11, 2004, by the Trust (as previously filed on June 14, 2004 with the Securities and Exchange Commission).

(a)(5)(A)	Press Release, dated June 23, 2004, by the Trust (as previously filed on June 23, 2004 with the Securities and Exchange Commission).

Exhibit Number	Description

(a)(5)(B)	Press Release, dated July 21, 2004, by the Trust (as previously filed on July 21, 2004 with the Securities and Exchange Commission).

(a)(5)(C)	Press Release, dated August 6, 2004, by the Trust.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2004

TAIWAN GREATER CHINA FUND
By:	/s/ Steven R. Champion

Name: Steven R. Champion Title: Chief Executive Officer and President

Exhibit Index

Exhibit Number	Description

(a)(1)(A)	Purchase Offer Statement, dated August 6, 2004.
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Letter to Shareholders, dated August 6, 2004.
(a)(5)	Press Release, dated June 11, 2004, by the Trust (as previously filed on June 14, 2004 with the Securities and Exchange Commission).
(a)(5)(A)	Press Release, dated June 23, 2004, by the Trust (as previously filed on June 23, 2004 with the Securities and Exchange Commission).
(a)(5)(B)	Press Release, dated July 21, 2004, by the Trust (as previously filed on July 21, 2004 with the Securities and Exchange Commission).
(a)(5)(C)	Press Release, dated August 6, 2004, by the Trust.